UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
INVESTMENT COMPANIES

I.           General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]           Merger

[   ]           Liquidation

[ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ]           Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10of this form and complete verification at the end of the form.)

2.         Name of fund:   Charter National Variable Account

3.         Securities and Exchange Commission File No.:  811-04588

4.         Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]     Initial Application                                         [   ]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

3075 Sanders Road
Northbrook, IL 60062

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Angela K. Fontana
Vice President, General Counsel and Secretary
3075 Sanders Road
Northbrook, IL 60062
847.402.9365

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

[List location(s), including addresses and telephone numbers]
NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Allstate Life Insurance Company
3075 Sanders Road
Northbrook, Illinois 60062

8.           Classification of fund (check only one):

[   ]           Management company;

[X]           Unit investment trust; or

[   ]           Face-amount certificate company.

9.         Subclassification if the fund is a management company (check only one):

[   ]     Open-end                      [   ]     Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Initially established under the laws of the State of Missouri; since December 21, 1999, in conjunction with the redomestication of Charter National Life Insurance Company—the depositor of the Charter National Variable Account (the “separate account”)—to the State of Illinois, the separate account has been governed by the laws of the State of Illinois.

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Not applicable—The separate account is organized as a unit investment trust and there is no investment adviser for the separate account.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

January 1, 2010-April 29, 2011:	ALFS, Inc.
3100 Sanders Road
Northbrook, IL 60062

Effective April 29, 2011, ALFS, Inc. merged into Allstate Distributors, LLC, 2775 Sanders Road, Northbrook, IL 60062.

13.       If the fund is a unit investment trust ("UIT") provide:

            (a)           Depositor's name(s) and address(es):

Charter National Life Insurance Company
3100 Sanders Road
Northbrook, IL 60062-7155

* Effective January 1, 2016, Charter National Life Insurance Company merged with and into its affiliate, Allstate Life Insurance Company.

            (b)           Trustee's name(s) and address(es):

Not applicable  (See response to Item 13(a).)

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[   ]    Yes                      [X]    No

If Yes, for each UIT state:
 Name(s):

File No.:  811-_________

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[  ]      Yes                      [X]     No

If Yes, state the date on which the board vote took place:   [               ]

If No, explain:  The separate account is organized as a unit investment trust and does not have a board of directors or trustees.  The merger of the separate account occurred in connection with the merger of the depositor of the separate account, Charter National Life Insurance Company (“Charter National”), with and into its affiliate, Allstate Life Insurance Company (“Allstate”).  The agreement and plan of merger between Charter National and Allstate approved by their respective boards of directors provides that, upon effectiveness of the merger of Charter National and Allstate, the “Charter National Variable Account shall be merged with Allstate Life Variable Life Separate Account A.”

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[   ]   Yes                      [X]   No

If Yes, state the date on which the shareholder vote took place:

If No, explain:  Variable insurance contract owners do not have voting rights in an insurance company separate account (such as Charter National Variable Account) that is organized as a unit investment trust.  Charter National Variable Account no longer has assets and has no “shareholders.” Accordingly, shareholder approval is not required or possible.

II.        Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[   ]     Yes                      [X]    No

            (a)         If Yes, list the date(s) on which the fund made those distributions:

(b)      Were the distributions made on the basis of net assets?

[   ]    Yes                      [  ]    No

(c)      Were the distributions made pro rata based on share ownership?

[   ]    Yes                      [  ]   No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

            (e)       Liquidations only:

Were any distributions to shareholders made in kind?

[  ]   Yes                      [  ]   No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.       Closed-end funds only:
Has the fund issued senior securities?

[   ]  Yes                      [  ]   No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.       Has the fund distributed all of its assets to the fund's shareholders?

[  ]    Yes                      [X]    No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

None

(b)       Describe the relationship of each remaining shareholder to the fund:

Not Applicable

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ]    Yes                     [X]    No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.       Assets and Liabilities

20.       Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[  ]   Yes                      [X]   No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)         Why has the fund retained the remaining assets?

(c)         Will the remaining assets be invested in securities?

[   ]          Yes                      [   ]           No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[   ]   Yes                            [X]   No

If Yes,

             (a)           Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request For Deregistration

22.           (a)           List the expenses incurred in connection with the Merger or Liquidation:

                       (i)           Legal expenses:

                       (ii)           Accounting expenses:

                       (iii)           Other expenses (list and identify separately):

(iv)	Total expenses (sum of lines (i)-(iii) above):

All expenses relating to the merger of the separate account with Allstate Life Variable Life Separate Account A were borne by the separate account’s depositor, Charter National Life Insurance Company, in connection with the merger of Charter National with and into its affiliate, Allstate Life Insurance Company.  The separate account did not bear any expenses.

            (b)           How were those expenses allocated?  Not Applicable

(c)	Who paid those expenses? Charter National Life Insurance Company

            (d)           How did the fund pay for unamortized expenses (if any)? Not Applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ]                  Yes               [X]           No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.           Conclusion of Fund Business

24.           Is the fund a party to any litigation or administrative proceeding?

         [   ]                  Yes               [X]           No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [   ]                  Yes               [X]           No

If Yes, describe the nature and extent of those activities:

 VI.           Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Allstate Life Variable Life Separate Account A

(b)	State the Investment Company Act file number of the fund surviving the merger: 811-08173

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Given the nature of the transaction, there is no merger agreement.  The “Agreement and Plan of Merger” between Charter National Life Insurance Company and Allstate Life Insurance Company approved by the boards of directors of Charter National and Allstate, however, includes a provision 1.1(b)(i) that describes the merger of the separate account with Allstate Life Variable Life Separate Account.  That “Agreement and Plan of Merger” is an exhibit to an initial registration statement on Form N-4 (File No. 333-208831) filed January 4, 2016, and is incorporated by reference as an exhibit to this form.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

See response to Item 26(c) above.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the Charter National Variable Account, (ii) she is the Vice President, General Counsel and Secretary of the depositor of the merging separate account, Charter National Variable Account, and (iii) all actions by directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

/s/ Angela K. Fontana
Angela K. Fontana
Vice President, General Counsel and Secretary